SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                         Commission File Number 0-23624

                           NOTIFICATION OF LATE FILING

(Check one):     |_|  Form 10-K     |_|  Form 11-K       |_|  Form 20-F
                 |X|  Form 10-Q     |_|  Form N-SAR

            For period ended:       April 30, 2001

      |_|  Transition Report on Form 10-K
      |_|  Transition Report on Form 20-F
      |_|  Transition Report on Form 11-K
      |_|  Transition Report on Form 10-Q
      |_|  Transition Report on Form N-SAR

            For the transition period ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:

      IVC INDUSTRIES, INC.

Former name if applicable:

Address of principal executive office (Street and Number):

      500 Halls Mill Road,

City, State and Zip Code:

      Freehold, New Jersey 07728

                                     PART II

                             RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check where appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant's Form 10-Q for the quarter ended April 30, 2001 cannot be completed and filed on a timely basis due in part to the Registrant's delay in timely completing the financial statements and related disclosures contained in its Form 10-Q as a result of the Registrant entering into on June 13, 2001, an Amended Loan and Security Agreement with Congress Financial Corporation, a subsidiary of First Union Corporation.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

(2)
      Thomas Bocchino                          (732)  625-7117
      ------------------------------------------------------------------------
            (Name)                           (Telephone Number)

(3) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        |X|   Yes           |_|  No

(4) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         |_|  Yes           |X|  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   IVC INDUSTRIES, INC.
                                   --------------------
                       (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 15, 2001                      By:   /s/ Thomas Bocchino
                                               -------------------
                                               Thomas Bocchino
                                               Chief Financial Officer